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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

[Mark One]
[X] ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended
    December 31, 2002.

                                       OR

[_] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________
    Commission File Number 0-5965.

A.  Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

                           Northern Trust Corporation
                             50 South LaSalle Street
                             Chicago, Illinois 60675

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                        Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of The Northern Trust Company Thrift Incentive Plan.

     2. An audited statement of income and changes in Plan equity for each of the latest three fiscal years of The Northern Trust Company Thrift-Incentive Plan.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

The following exhibits are being filed herewith:

     Exhibit No.    Description

         1          Consent of Independent Public Accountants
         99.1       Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
                    Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to TIP have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

                                   Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

                                         THE NORTHERN TRUST COMPANY
                                           THRIFT-INCENTIVE PLAN


Date: June 27, 2003                      By:  /s/ MARTIN J. JOYCE, JR.
                                                  Chairperson, Employee Benefit
                                                  Administrative Committee

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                    Report of Independent Public Accountants

To The Northern Trust Company Employee Benefit Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments at December 31, 2002 and reportable transactions for the year ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 /s/ HILL, TAYLOR LLC

May 16, 2003

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                                Index to Exhibits


Exhibit No.   Description                                              Page No.

   1          Consent of Independent Public Accounts                      4

   99.1       Certification Pursuant to 18 U.S.C. Section 1350, as
              Adopted Pursuant to Section 906 Of the Sarbanes-Oxley
              Act of 2002                                                 5

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                                                                       Exhibit 1

                     Consent of Independent Public Accounts

As independent public accountants, we hereby consent to the incorporation of our report dated May 16, 2003 into this Form 11-K and to incorporation by reference of such report and the plan annual financial statements prepared in connection therewith in Form S-8, No.333-58784, previously filed by Northern Trust Corporation.


                                                    /s/ HILL, TAYLOR LLC

Chicago, Illinois
June 27, 2003